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CUSIP No. 250837 10 1                                            Page  1  of  6
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*



                           Detroit Diesel Corporation
                                (NAME OF ISSUER)


                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)


                                   250837 10 1
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 or the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.   250837 10 1               13G                   Page 2 of 6 Pages
-----------------------                                    --------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Roger S. Penske
             SS# ###-##-####
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States Citizen
--------------------------------------------------------------------------------
         NUMBER OF             5      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   77,500
       OWNED BY EACH
         REPORTING
        PERSON WITH
                            ----------------------------------------------------
                               6      SHARED VOTING POWER

                                      11,244,000
                            ----------------------------------------------------
                               7      SOLE DISPOSITIVE POWER

                                      77,500
                            ----------------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                      11,244,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,321,500

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           45.8%

--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 250837 10 1                                            Page  3  of  6



                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(c)


ITEM 1.

         a)       NAME OF ISSUER:

                           Detroit Diesel Corporation

         b)       ADDRESS OF ISSUER'S PRINCIPAL OFFICE:

                           13400 Outer Drive West
                           Detroit, MI  48239-4001

ITEM 2.

         a)       NAME OF PERSON FILING:

                           The name of the person filing this statement is Roger
S. Penske, a United States citizen.

                           With respect to 11,240,000 shares, Roger S. Penske
may be deemed to share voting and dispositive power with DDC Holdings, Inc., a Delaware corporation, and Penske Corporation, a Delaware corporation, which have filed a Schedule 13G dated as of the date hereof; however, Mr. Penske disclaims beneficial ownership of such stock. The relationship between Roger S. Penske and such entities is described below:

                           DDC Holdings, Inc., a Delaware Corporation, is the
wholly-owned subsidiary of Penske Transportation Holdings Corp. and is the record holder of the 11,240,000 shares of the common stock, par value $.01 per share, of Detroit Diesel Corporation that are the subject of this filing.

                           Penske Transportation Holdings Corp., a Delaware
Corporation, owns directly all of the stock of DDC Holdings, Inc.

                           Penske Corporation, a Delaware corporation, owns all
of the stock of Penske Transportation Holdings Corp.

                           Penske Transportation, Inc., the former parent
company of Penske Transportation Holdings Corp., was merged with and into Penske Corporation on March 20, 1996. Penske Holdings Corporation, formerly the holder of 80.05% of the shares of Common Stock of Penske Transportation, Inc., was merged with and into Penske Corporation on March 18, 1996.

                           Roger S. Penske, a United States citizen, owns
beneficially and controls approximately 55% of the stock of Penske Corporation. He also owns 77,500 additional shares of the Common Stock of Detroit Diesel Corporation (50,000 of which represent options to purchase the Common Stock of Detroit Diesel Corporation exercisable as of February 28, 1997), and owns beneficially 4,000 additional shares of the Common Stock of Detroit Diesel Corporation, which are reported on this Schedule 13G.

                           The record holders of the 4,000 shares referenced
above are relatives of Roger S. Penske, which Roger S. Penske may be deemed beneficially to own; however, Mr. Penske disclaims beneficial ownership of 1,000 shares of such stock.

        b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           The address of the principal office of Penske
Corporation and Roger S. Penske is:

                           13400 Outer Drive West
                           Detroit, MI  48239-4001
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CUSIP No. 250837 10 1                                            Page  4  of  6
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                           The address of the principal office of DDC Holdings,
Inc. and Penske Holdings Corp. is:

                           1105 North Market Street, Suite 1300
                           Wilmington, DE 19801

                  c)       CITIZENSHIP:

                           All of the persons listed in item 2 (a), above, are
Delaware corporations. Roger S. Penske is a United States citizen.

                  d)       TITLE OF CLASS OF SECURITIES:

                           Common Stock

                  e)       CUSIP NUMBER:

                           250837 10 1

ITEM 3.

         Not applicable.

ITEM 4.           OWNERSHIP

                  a)       AMOUNT BENEFICIALLY OWNED:

                           11,321,500 shares

                  b)       PERCENT OF CLASS:

                           45.8%

                  c)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                    77,500

                           (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                                    11,244,000

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    77,500

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    11,244,000

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

ITEM  6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  See response to Item No. 2 for persons who may be deemed to have the right to receive or the power to direct, the receipt of dividends from, or the proceeds from the sale of 11,240,000 shares of such securities (and such interest relates to more than five percent of such class)

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:
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CUSIP No. 250837 10 1                                            Page  5  of  6
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                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.          CERTIFICATION:

                  Not applicable
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CUSIP No. 250837 10 1                                           Page  6  of  6



                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       /s/ ROGER S. PENSKE
                                                       -----------------------
                                                       Signature
                                                       Name:  Roger S. Penske


                                                       February 13, 1997
                                                       -----------------------
                                                       Date